


06013217

MyTravel Group plc
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale,
Lancashire OL11 1SA

t +44 (0) 1706 742000
www.mytravelgroup.com

4 May 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 4th of May 2006, the Company filed with the London Stock Exchange announcements regarding Notification of Major Interests in Shares.

Very truly yours,

PROCESSED
MAY 11 2006
THOMSON
FINANCIAL

Karen Houlihan-Lane

Karen Houlihan-Lane
Company Secretarial Assistant
MyTravel Group plc

Enclosures

citigroup

Transaction Control
1 Calton Square
2nd Floor, Greenside
Edinburgh
EH1 3AJ

Fax: 0131 524 2920
Tel: 0131 524 2814
E-mail: transaction.control@citigroup.com

Company Secretary
MyTravel
Fax: 0161 232 6524

3 May, 2006

Dear Sir / Madam

MyTravel Group GBP0.30 shares

In terms of Part VI of the Companies Act 1985 (as amended), I have to inform you on behalf of Standard Life Investments that on 28/04/06, Standard Life Investments acquired 209,000 shares on behalf of Standard Life Group, this Increased the total held as a **notifiable** interest (including material and non-material interests) to 60,782,881 shares being 14% of the issued stock of that class.

Please be aware that this notifiable interest comprises a total material holding of 31,941,758 shares (7.35%) and a total non-material holding of 28,841,123 (6.65%).

13.26%

No. of shares held	Registered Name
60,782,881	Vidacos Nominees

Please acknowledge safe receipt of this notice by endorsing a copy of this letter with the date of receipt and return the copy to us at the above address or by fax to 0131 524 2920.

Yours sincerely



Transaction Control

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Standard Life Investments

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

On behalf of Standard Life Group

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Vidacos Nominees

5. Number of shares / amount of stock acquired

209,000

6. Percentage of issued class

0.46%

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p ordinary shares

10. Date of transaction

28 April 2006

11. Date company informed

3 May 2006

12. Total holding following this notification

60,782,881

13. Total percentage holding of issued class following this notification

13.26% of the 30p ordinary shares

14. Any additional information

The notifiable interest of 13.26% comprises a total material holding of 31,941,758 shares (6.97%) and a total non-material holding of 28,841,123 shares (6.29%)

15. Name of contact and telephone number for queries

Mike Vaux +44 1706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Company Secretary



Date of notification

4 May 2006

LEHMAN BROTHERS

2nd May 2006

Mytravel Group Plc
Holiday House, Sandbrook Park,
Sandbrook Way,
Rochdale
Lancashire
OL11 1SA

Dear Sir / Madam,

S198 Companies Act 1985 (the "Act")

We write to inform you, pursuant to s198 of the Act, that as at the close of business on 27th April 2006, Lehman Brothers International (Europe) had an interest in 17,702,111 ordinary shares of MyTravel Group Plc (the "Company"). This represents 3.89% of the outstanding share capital of the Company.

3.86%

Yours sincerely
For & on behalf of Lehman Brothers



Paul MacDonald
Compliance Department

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Lehman Brothers International (Europe)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not Supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p Ordinary shares

10. Date of transaction

Not supplied

11. Date company informed

4 May 2006

12. Total holding following this notification

17,702,111, 30p ordinary shares

13. Total percentage holding of issued class following this notification

3.86% of the 30p ordinary shares

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux - +44 (0)1706 74 6142

16. Name and signature of authorised company official responsible for making this notification



Mike Vaux, Assistant Group Company Secretary

Date of notification

4 May 2006

UBS Investment Bank

UBS AG
100 Liverpool Street

Legal & Compliance Europe
100 Liverpool Street
London
EC2M 2RH
Tel. +44-20 7568 4981
Fax +44-20 7567 9899

www.ubs.com

Strictly Private & Confidential

Company Secretary
My Travel Group PLC
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale
Lancahire
OL11 1SA

Fax: 01706 742117

2nd May 2006

Dear Sir/Madam,

Section 198 Companies Act 1985

Pursuant to Section 198 of the Companies Act 1985 we write to inform you that as at the close of its business on 28th April 2006, UBS AG, acting through its business group and legal entities detailed below, had an interest in 14,239,626 Ordinary shares of My Travel Group PLC, representing 3.11 per cent of the issued share capital of the Company (458,501,058).

None of the Relevant Shares are shares in which UBS AG is interested by virtue of Section 208(5) of The Act.

3.11%

UBS business group / legal entity	Breakdown of position held (%)	
UBS Global Asset Management Life Ltd	707,907 shares	0.15%
UBS AG London Branch	13,531,719 shares	2.95%
UBS AG - Total	**14,239,626 shares**	**3.11%**

L:\Compliance\EQUITIES\Regulatory Disclosures Monitoring & Reporting\Disclosures\198\M\My Travel Group Plc\April 2006\28 April\sec 198- material-28-04-06.doc

If you require any further information concerning this notification, please contact Nimisha Sachdev in the EMEA Compliance Department of UBS AG London Branch on Tel: +44 20 7568 9289.

Yours faithfully,



CJ Rinaldi
Executive Director
Compliance



Angela Huff
Associate Director
Compliance

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

UBS AG

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

UBS AG through the following group and legal entities:

UBS Global Asset Management (Life) Ltd	707,907
UBS AG London Branch	13,531,719
Total	14,239,626

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p Ordinary Shares

10. Date of transaction

28 April 2006

11. Date company informed

4 May 2006

12. Total holding following this notification

14,239,626 30p Ordinary Shares

13. Total percentage holding of issued class following this notification

3.11% of the 30p ordinary shares

14. Any additional information

None of the relevant shares are shares in which UBS AG is interested by virtue of Section 208(5) Companies Act 1985

15. Name of contact and telephone number for queries

Mike Vaux – 01706 74 6142



16. Name and signature of authorised company official responsible for making this notification

Mike Vaux , Assistant Company Secretary

Date of notification

4 May 2006